

December 27, 2022

Brian Cree
President and Chief Operating Officer
Vitesse Energy, Inc.
9200 E. Mineral Avenue, Suite 200
Centennial, Colorado 80112

> **Re: Vitesse Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12B**
> **Filed December 19, 2022**
> **File No. 001-41546**

Dear Brian Cree:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Statement of Operations, page 73

1. We are unable to recalculate the basic and diluted earnings per common unit/share in your pro forma statements of operation on pages 73 and 75. Please revise the amounts or provide the basis for each calculation.

Balance Sheet as of August 5, 2022, page F-3

2. Please update the balance sheet of Vitesse Energy, Inc. as of a more recent date. Refer to Rule 3-01(a) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 if you have questions regarding the engineering comments. Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Loan Lauren Nguyen, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Swidler, Esq. of Baker Botts LLP